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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2016. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2016 and our Annual Information Form for the year ended February 29, 2016 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2016 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of July 13, 2016 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of our Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;

  •
  uncertainty with the size of any future revenue opportunities through the Nokia channel;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers; and

  •
  disruption resulting from economic and geopolitical uncertainty.

Additional risks related specifically to our securities include:

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;

  •
  risks associated with our ability to raise additional capital;

  •
  large fluctuations in the trading price of our common shares;

  •
  our actual financial results may vary from our publicly disclosed forecasts;

  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;

  •
  expense and risks associated with the loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;

  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;

  •
  we do not currently intend to pay dividends on our common shares;

  •
  tax consequences associated with an investment in our securities;

  •
  future sales of common shares by our existing shareholders could cause our share price to fall;

  •
  our management's broad discretion over the use of proceeds of financings; and

  •
  certain Canadian laws could prevent or deter a change of control.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In the three months ended May 31, 2016, approximately 38% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Relationship with Nokia".

        Also see the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three months ended
	May 31, 2016	May 31, 2015	May 31, 2014
REVENUE
Hardware and other	8,622	23,564	27,571
Services	3,923	2,776	1,200

	12,545	26,340	28,771

COST OF SALES
Hardware and other	6,719	18,750	22,675
Services	1,934	1,746	120
Inventory provision	—	295	90

	8,653	20,791	22,885

Gross profit	3,892	5,549	5,886

	31.0%	21.1%	20.5%
EXPENSES
Research and development	2,109	4,233	4,265
Selling and marketing	2,021	3,244	3,365
General and administrative	3,131	3,486	4,426

	7,261	10,963	12,056

Loss before other items	(3,369)	(5,414)	(6,170)
Amortization of intangible assets	(90)	(183)	(309)
Accretion expense	(35)	(71)	(40)
Interest expense	(382)	(531)	(425)
Gain on change in estimate	—	—	101
Warrant issuance expenses	(92)	—	—
Fair value adjustment — warrant liability	244	522	150
Foreign exchange (loss) gain	(152)	(80)	121

Loss before income taxes	(3,876)	(5,757)	(6,572)
Income tax expense	162	67	95

Net loss and comprehensive loss	(4,038)	(5,824)	(6,667)
Net (income) loss attributable to non-controlling interest	(62)	(130)	35

Net loss and comprehensive loss attributable to shareholders	(4,100)	(5,954)	(6,632)
Net loss and comprehensive loss per share
Basic and diluted	(1.23)	(1.98)	(2.85)
Weighted average shares outstanding
Basic and diluted	3,346,378	3,011,941	2,327,766

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three months ended May 31, 2016 and May 31, 2015 are explained as follows:

  •
  In the three month period ended May 31, 2016 the most significant contributors to the decrease in revenue over the same period in the prior fiscal year were decreases in sales through the Nokia channel, combined with decreases in sales to distributors in North America and a Tier 1 carrier in India.

  •
  Our gross profit percentage was higher during the three months ended May 31, 2016 compared to the same period in fiscal year 2016 because of a change in the mix of customers and products, lower product costs and lower freight expenses.

  •
  Operating expenses in the three months ended May 31, 2016 were $3.7 million lower than they were in the same period in the previous year primarily as a result of lower compensation related spending following the implementation of a restructuring program in the third quarter of fiscal year 2016.

        The principal differences between the three months ended May 31, 2016 and May 31, 2014 are explained as follows:

  •
  The reduction in revenue can be primarily attributed to reduced sales through the Nokia channel.

  •
  The gross profit percentage improved due to decreases in material costs and a change in customer mix.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas, most significantly compensation related spending following the restructuring initiatives in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at May 31, 2016	As at February 29 2016
Assets
Current Assets
Cash and cash equivalents	3,951	4,277
Trade receivables	15,000	18,986
Inventory	23,312	22,702
Other current assets	2,184	2,777

	44,447	48,742
Long Term Assets
Property and equipment	3,402	3,702
Intangible assets	569	623

	3,971	4,325

Total Assets	48,418	53,067

Liabilities
Debt facility	18,867	22,152
Accounts payable and accrued liabilities	23,120	23,832
Deferred revenue	1,404	1,944
Deferred tax liability	267	294
Warrant liability	122	117

	43,780	48,339
Long Term Liabilities
Deferred revenue	464	498
Warrant liability	929	3

	1,393	501
Shareholders' equity
Capital stock	223,969	221,128
Contributed surplus	9,450	9,235
Deficit	(222,325)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' equity	1,476	2,520
Non-controlling interests	1,769	1,707

Total Equity	3,245	4,227
Total Liabilities and Equity	48,418	53,067

Shares issued & outstanding	3,620,567	3,020,069

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY15			FY16				FY17
	Aug 31 2014	Nov 30 2014	Feb 28 2015	May 31 2015	Aug 31 2015	Nov 30 2015	Feb 29 2016	May 31 2016

Revenue	37,933	47,320	43,742	26,340	26,917	20,997	12,041	12,545
Gross Profit before inventory provisions (note 1)	7,116	7,990	9,684	5,844	4,715	5,144	2,684	3,892
Gross Profit %	18.8%	16.9%	22.1%	22.2%	17.5%	24.5%	22.3%	31.0%
Inventory provisions	1,223	272	1,187	295	730	210	3,181	0
Gross Profit after inventory provisions	5,893	7,718	8,497	5,549	3,985	4,934	(497)	3,892
Gross Profit % after inventory provisions	15.5%	16.3%	19.4%	21.1%	14.8%	23.5%	(4.1% )	31.0%
Operating Expenses	12,165	12,192	11,304	10,963	10,530	8,689	7,594	7,261
Loss before other items	(6,272)	(4,474)	(2,807)	(5,414)	(6,545)	(3,755)	(8,091)	(3,369)
–(gross profit less operating expenses)
Loss for the period	(8,410)	(3,436)	(2,123)	(5,824)	(20,703)	(5,754)	(9,283)	(4,038)
Net loss per share
Basic and Diluted	(3.50)	(1.25)	(0.75)	(1.98)	(7.00)	(2.00)	(3.02)	(1.23)
Weighted average number of shares outstanding Basic & Diluted	2,555,762	3,010,178	3,011,065	3,011,941	3,014,892	3,018,034	3,019,712	3,346,378
Total Assets	110,597	120,291	121,053	113,587	88,327	69,241	53,067	48,418

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband and Harmony Enhanced. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires twelve to eighteen months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three months ended May 31, 2016, the Nokia channel accounted for 38% of our sales. See "Recent Developments — Nokia Sales Channel Update" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $1.1 million of our total revenue in the three months ended May 31, 2016.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent (recently acquired by Nokia), Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent (recently acquired by Nokia) and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we restructure the size of the organization to stay in line with our current revenue levels and geographic focus.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the first quarter ended May 31, 2016, compared to the same periods in the prior fiscal year:

  •
  Our revenue decreased by $13.8 million when comparing the three month periods ended May 31, 2016 and May 31, 2015.

Three months ended May 31
Revenue ended May 31, 2015	26,340
Decrease in sales through Nokia Channel	(8,975)
Decrease in direct sales to a Tier 1 carrier located in India	(1,811)
Decrease in direct and indirect sales in North America	(2,560)
Decrease in direct sales in Europe, Middle East & Africa	(714)
Other	265

Total Change	(13,795)

Revenue ended May 31, 2016	$12,545

  •
  Our gross profit percentage in the first quarter of fiscal year 2017 increased to 31.0% from 21.1% in the three months ended May 31, 2015. The improvement was driven by an increase in the

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    proportion of sales to direct customers in the total sales level, lower product costs and lower freight expenses.

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to lower operating expenses.

Q1 FY2017 vs. Q1 FY2016
Key Drivers:
Compensation related spending	(2.4)
Contractor and professional services spending	(0.7)
Travel & living	(0.4)
Spending on materials for prototypes and software	(0.3)
Rent	(0.1)
Warehouse spending	0.2

(3.7)

  •
  We recorded a warrant issuance expense associated with the equity offering in April, 2016 of $0.1 million in the three months ended May 31, 2016.

  •
  A fair value adjustment gain of $0.2 million was realized during the twelve months ended May 31, 2016, as a result of a change in the warrant valuation on the warrants outstanding from the public equity offerings completed in April, 2016, August 2014 and September 2013.

  •
  Other items before taxes impacting the loss in the first quarter ended May 31, 2016 totaled $0.7 million and included amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  In the three months ended May 31, 2016 we recognized a tax expense of $0.2 million related to tax liabilities in regions in which we are profitable but do not have loss carry-forwards available.

  •
  The net loss applicable to shareholders was $4.1 million for the three months ended May 31, 2016.

  •
  In the three months ended May 31, 2016, we repaid $3.3 million on our line of credit which decreased the outstanding debt balance to $18.9 million.

  •
  We completed a registered direct offering on April 11, 2016. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until April 11, 2021 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million. The net proceeds of the offering, after expenses, were $4.0 million.

  •
  Our cash balance at May 31, 2016 was $4.0 million which represented a $0.3 million decrease from the cash balance at February 29, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Cash Resources

        The consolidated financial statements for the year ended May 31, 2016 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and we have consumed significant cash resources in the past, and we have continued to do so in the three months ended May 31, 2016. Recently, we have experienced additional liquidity pressure as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 32% in the first quarter of fiscal year 2017 compared to the same period in the previous year primarily through reductions in staff levels internationally;

  •
  Raised $4.4 million in cash through a registered direct offering which included common shares and warrants on April 11, 2016;

  •
  Reduced outstanding debt on our credit facility by $14.8 million between May 31, 2015 and May 31, 2016 by leveraging our working capital;

  •
  Continued to work closely with our credit facility partners;

  •
  Initiated arbitration proceedings to seek resolution to our customer dispute in India.

        We remain in breach of the terms of our debt facility, and we are negotiating a new long term debt facility with our lending partners. See the discussion under "Debt Facility" below. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Our plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. Our unaudited consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Expense Reduction Actions

        As part of an overall plan to decrease our operating expenses we reduced our global workforce early in the third quarter of fiscal year 2016 by approximately 23%. The reductions impacted our Shanghai design center as well as a number of sales and customer support centers around the world. Staff changes also occurred across a variety of functional areas in Canada. We recognized a restructuring expense of $1.5 million in fiscal year 2016. Approximately $0.3 million of that amount remains as a liability on the balance sheet at May 31, 2016. It is expected that the reduction in staff will enable us to reduce operating expenses by approximately $7.0 million annually.

Arbitration Process in India

        An arbitration process has been initiated with a customer in India, Bharti Airtel Limited, through an arbitral tribunal to resolve a dispute over the customer's payment for inventory (with a sale value of $4.7 million) shipped to this customer in June, 2015. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $5.1 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We believe that the claim has no merit. We do not believe that we will incur a loss related to this claim. As a result, we have not recognized any expense associated with this claim in our financial statements. We have booked the value of the inventory provided to Bharti as an asset with a cost of $4.5 million. We have not received any payment with respect to this inventory. We have submitted a counter-claim and the arbitration hearing is expected to be held in July, 2016.

Nokia Sales Channel Update

        Following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We may continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date. In addition, we expect to sell the Harmony FlexiPacket Multiradio (Harmony Radio) product family and legacy products through the Nokia channel to customers who wish to continue with this platform, although we do expect these sales levels to decrease over time. To facilitate these ongoing activities, our global framework agreements will continue in place.

        We negotiated a termination fee with Nokia in 2013, valued $8.7 million which was to be paid in installments by us to Nokia. At May 31, 2016 the liability is valued at $3.5 million (February 29, 2016 — $3.3). The increase in the valuation of the liability since February 29, 2016 relates to changes in the foreign exchange rates between the EURO and U.S. dollar.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Debt Facility

        In light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an existing credit facility with Comerica Bank and Export Development Canada which is an asset based credit facility and was structured for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. We had drawn $18.9 million on the facility as at May 31, 2016 (February 29, 2016-$22.2 million), and $1.9 million against our letter of credit facility (February 29, 2016-$1.9 million). The credit facility which was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        We have in place a third forbearance agreement until August 1, 2016, which identifies new minimum covenant levels reflecting our revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $0.8 million at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40.0 million to $30.0 million includes additional compliance requirements and implements more frequent monitoring. We are in ongoing negotiations with our lending partners to put in place a new long term debt facility.

        Subsequent to May 31, 2016, we repaid $1.8 million on the line of credit.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. CIBC World Markets Inc. has been engaged since January, 2014 to assist in the analysis of our strategic and financing alternatives. They continue to be engaged in this capacity. HC Wainwright has been engaged to investigate financing options, and recently represented us in the registered direct offering in April, 2016 discussed further below.

Transfer of Securities to the NASDAQ Capital Market

        On September 1, 2015 we announced that the transfer of the listing of our securities from The NASDAQ Global Market to The NASDAQ Capital Market ("NASDAQ") had been approved by the Staff of the NASDAQ Listing Qualifications Department ("NASDAQ Staff"), effective as of the opening of trading on August 28, 2015. Our common shares continue to trade under the symbol "DRWI".

        As previously announced, on March 5, 2015, we received notice that our closing bid price had been below US$1.00 per share for 30 consecutive business days and that, accordingly, the NASDAQ Staff had granted us an extension through November 30, 2015 to regain compliance with the US$1.00 per share bid price requirement. We were not able to regain compliance with this requirement within such period, and as a result we transferred the listing of our common shares from The NASDAQ Global Market to The NASDAQ Capital Market. In connection with such transfer, we were granted an additional 180 days to

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

regain compliance with the minimum $1.00 bid price per share requirement. The new extension period ran through February 29, 2016. A notice from NASDAQ, received February 19, 2016, noted that the closing bid price of our common shares had been at US$1.00 per share or greater from February 4, 2016 to February 18, 2016. Accordingly, we have regained compliance with the US$1.00 per share bid price requirement.

Share Consolidation

        On December 11, 2015 we proposed in a Management Proxy Circular a consolidation of our shares (the "Consolidation"). The resolution to consolidate the shares was passed at a special meeting of shareholders on Tuesday, January 26, 2016. The resolution authorized a consolidation ratio of between 1-for-15 and 1-for-25. The Board of Directors effected the share Consolidation on February 2, 2016 on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. The Consolidation of our common shares was intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the NASDAQ. The Consolidation reduced the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding warrants, stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in our unaudited interim consolidated financial statements and in this MD&A.

Registered Direct Offering

        On April 11, 2016 we completed a registered direct offering. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until April 11, 2021 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.35 million. The net proceeds of the offering, after expenses, were $4.0 million. We expect that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to us. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the registered direct offering and concurrent private placement.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY17 Q1	FY16 Q4	FY16 Q3	FY16 Q2
Revenue	12,545	12,041	20,997	26,917
Cost of Sales	8,653	12,538	16,063	22,932

Gross Profit	3,892	(497)	4,934	3,985
	31.0%	(4.1% )	23.5%	14.8%
Add:
Inventory Provisions	—	3,181	210	730

Gross profit before inventory provisions (Note 1)	3,892	2,684	5,144	4,715
	31.0%	22.3%	24.5%	17.5%
Operating Expenses	7,261	7,594	8,689	10,530
Less:
Amortization	(469)	(467)	(494)	(498)
Stock-based compensation	(215)	(210)	(273)	(228)

	6,577	6,917	7,922	9,804

Adjusted Cashflow from Operations/Adjusted EBITDA	(2,685)	(4,233)	(2,778)	(5,089)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Comparison of the three months ended May 31, 2016 and May 31, 2015

Revenue

	Three Months Ended
	May 31, 2016	May 31, 2015	Variance
	$	$	$
Hardware and other	8,622	23,564	(14,942)
Services	3,923	2,776	1,147

	12,545	26,340	(13,795)

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. Hardware and related software sales revenue declined, primarily as a result of decreases in sales through the Nokia Channel. The increase in services revenue relates to the revenue generated through the installation of our equipment shipped previously in India and North America with Tier 1 carriers in those regions.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We analyze our sales according to geographic region, and target our product development strategy and the location of our sales and marketing resources according to where we believe opportunity exists.

	Three Months Ended May 31, 2016				Three Months Ended May 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	645	—	645	5%	682	—	682	3%
Europe, Middle East & Africa	894	4,612	5,506	45%	1,608	11,412	13,020	49%
India	1,453	54	1,507	12%	3,264	568	3,832	15%
United States	3,435	—	3,435	27%	5,958	—	5,958	23%
Rest of World	1,353	99	1,452	11%	1,088	1,760	2,848	10%

	7,780	4,765	12,545	100%	12,600	13,740	26,340	100%

Gross Profit

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
3,892	5,549	(1,657)
31.0%	21.1%	9.9%

        Our gross profit percentage improved during the three months ended May 31, 2016 compared to the same period in the prior fiscal year. This improvement relates to a shift in both product and customer mix, lower costs which have been negotiated for our finished goods over time, and a higher percentage of sales derived from certain types of services.

Expenses

Research and Development ("R&D")

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
2,109	4,233	(2,124)

        R&D spending is lower as a result of decreased spending across a wide variety of categories. Staff reductions which took place primarily in the third quarter of fiscal year 2016 resulted in lower compensation spending, but these restructuring efforts also impacted spending on external contracted services, and had the effect of reducing spending on materials for prototype development and software.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Changes to R&D Expense in USD Millions:

Q1 FY2017 vs. Q1 FY2016
Key Drivers:
Compensation related spending–international staff reduced by approximately 47%	(1.4)
Professional fees, contractor services and other	(0.5)
Material spending on prototypes and software	(0.2)

(2.1)

Sales and Marketing ("S&M")

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
2,021	3,244	(1,223)

        The S&M organization, which includes marketing, product line management, customer service and sales was also impacted by staff reductions in fiscal year 2016. The objective of reducing spending in the organization resulted in the reduction in travel & living disbursements as well as professional and consulting fees.

Changes to S&M expense in USD Millions:

Q1 FY2017 vs. Q1 FY2016
Key Drivers:
Compensation related spending–staff reduced by approximately 23%	(0.8)
Contractor services, trade shows and promotion costs	(0.2)
Travel & living	(0.2)

(1.2)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative ("G&A")

	Three Months Ended
	May 31, 2016	May 31, 2015	Variance
	$	$	$
Finance, HR & Executive office	1,233	1,808	(575)
Operations organization
Gross operations spending	1,825	1,992	(167)
Portion to be recovered through Cost of Sales	(213)	(652)	439
DragonWave HFCL	286	338	(52)

	3,131	3,486	(355)

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the costs of the Operations organization which are not recognized in Cost of Sales. As production levels decrease the portion of operations spending recognized in Cost of Sales also decreases.

Changes to G&A Expenses in USD Millions:

Q1 FY2017 vs. Q1 FY2016
Key Drivers:
Compensation related spending	(0.4)
Professional fees and insurance costs	(0.4)
Travel & living	(0.2)
Warehousing costs	0.2
Lower fixed operating costs being recovered through Cost of Sales	0.4
(due to lower production volumes)

(0.4)

Amortization of Intangible Assets

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
(90)	(183)	93

        The amortization of software has decreased significantly as the net book value of Infrastructure Systems Software and Computer Software has declined.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Accretion Expense

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
(35)	(71)	36

        During the three months ended May 31, 2016 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Recent Developments–Nokia Sales Channel Update". The accretion expense in the three months ended May 31, 2015 includes both the accretion expense associated with the termination liability and the accretion expense associated with a capital lease.

Interest Expense

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
(382)	(531)	149

        Interest expense relates primarily to interest on our debt facility, this expense decreased in the three month period ending May 31, 2016 compared with the same period in the prior year because the weighted average debt outstanding decreased between fiscal year 2017 and fiscal year 2016.

        During the three months ended May 31, 2016 the weighted average debt outstanding was $19.8 million (three months ended May 31, 2015–$32.6 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

Warrant Issuance Expenses

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
(92)	—	(92)

        In April, 2016 we completed an equity offering which included the issuance of warrants. Of the total equity issuance costs of approximately $0.4 million, $0.1 million was attributed to the warrants specifically and expensed to our consolidated statement of operations for the three months ended May 31, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value Adjustment–Warrant Liability

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
244	522	(278)

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income for the three months ended May 31, 2016 related to the warrants which were issued pursuant to the most recent equity offering in April, 2016, the 2014 Equity Offering and the 2013 Equity Offering.

Foreign Exchange (Loss)

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
(152)	(80)	(72)

        The foreign exchange gains and losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three months ended May 31, 2016 the most significant impact on foreign exchange losses came from the translation of the foreign denominated liabilities to U.S. dollars. The translation of foreign denominated monetary accounts resulted in a foreign exchange loss of $80 thousand in the three months ended May 31, 2015.

Income Taxes Expense

Three Months Ended
May 31, 2016	May 31, 2015	Variance
$	$	$
162	67	95

        The tax expense in both the three months ended May 31, 2016 and the same period in the prior fiscal year reflects the anticipated payment of cash taxes in India and in entities which perform services for DragonWave internationally including China.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Use of Non-GAAP Performance Measures

"Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2016 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2016 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY17 Q1	FY16 Q4	FY16 Q3	FY16 Q2
Adjusted Cashflow from Operations/Adjusted EBITDA	(2,685)	(4,233)	(2,778)	(5,089)
Include the following items:
Stock-based compensaton	(215)	(210)	(273)	(228)
Inventory provisions	—	(3,181)	(210)	(730)
Amortization of Property, Plant and Equipment	(469)	(467)	(494)	(498)
Goodwill impairment	—	—	—	(11,927)
Restructuring Costs	—	(130)	(1,419)	—
Amortization of intangible assets	(90)	(96)	(149)	(149)
Accretion expense	(35)	(37)	(36)	(61)
Warrant issuance expenses	(92)	—	—	—
Interest expense	(382)	(424)	(499)	(560)
Fair value adjustment–warrant liability	244	(69)	293	373
Foreign exchange (loss) gain	(152)	(307)	270	(214)
Income taxes	(162)	(129)	(459)	(1,620)

Net Loss	(4,038)	(9,283)	(5,754)	(20,703)

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at May 31, 2016	As at February 29, 2016
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	3,951	4,277
Working Capital	667	403
Long Term Assets	3,971	4,325
Long Term Liabilities	1,393	501
Working Capital Ratio	1: 1	1: 1
Days Sales Outstanding in accounts receivable	104 days	114 days
Inventory Turnover	1.4 times	1.6 times

        Note 1: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at May 31, 2016 were 63 days (68 days at February 29, 2016).This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents

        As at May 31, 2016, we had $4.0 million in Cash and Cash Equivalents ("Cash"), representing a $0.3 million decrease from the Cash balance at February 29, 2016.

        The following table explains the change in Cash during the three months ended May 31, 2016.

Three Months Ended May 31, 2016
Beginning Cash Balance	4,277
Net Loss–adjusted for non cash items	(3,500)
Change in inventory	(610)
Change in accounts receivable, and other current assets	4,579
Change in accounts payable and other liabilities	(712)
Change in deferred revenue and other	(589)

Working capital changes and other changes	2,668

Capital asset acquisitions	(169)
Purchases of intangible assets	(36)

Cash used in investing activities	(205)

Equity Issuance (net proceeds)	4,014
Change in debt facility	(3,285)
Capital leases	(20)
Other changes to equity (ESPP and issuance costs charged to warrant)	2

Cash provided through financing activities	711

Total Change in Cash	(326)

Ending Cash Balance	3,951

        Key points associated with the Cash decrease of $0.3 million in the first quarter of fiscal year 2017 include:

  •
  We utilized $3.5 million in cash from operations.

  •
  Working capital increases and decreases provided approximately $2.7 million in cash in the quarter. Successful collection efforts on outstanding accounts receivable were offset by the payment of outstanding liabilities and a $0.6 million growth in inventory.

  •
  We continued to make small investments in capital equipment and software and these investments used $0.2 million in cash in the quarter.

  •
  We repaid a further $3.3 million against the line of credit, and;

  •
  We raised $4.0 million in cash through a registered direct offering of common shares and warrants in April, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	February 29, 2016 to May 31, 2016
Beginning working capital balance	403
Cash and cash equivalents	(326)
Trade receivables	(3,986)
Inventory	610
Other current assets	(593)
Debt facility	3,285
Accounts payable and accrued liabilities	712
Deferred revenue	540
Deferred tax liability	27
Warrant liability	(5)

Net change in working capital	264

Ending working capital balance	667

  Trade Receivables

        Our trade receivables balance decreased by $4.0 million between February 29, 2016 and May 31, 2016 due to our continued collection efforts in the three months ended May 31, 2016. Our days sales outstanding performance improved from 114 days at February 29, 2016 to 104 days at May 31, 2016. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (May 31, 2016–1.0%; May 31, 2015–1.0%).

        As at May 31, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 43% and 18% of the trade receivables balance (February 29, 2016–two customers represented 52% and 16% of the trade receivables balance).

        Included in G&A expenses is a nominal bad debt expense for the three month period ended May 31, 2016 (first quarter fiscal year 2016–nominal).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance increased by $0.6 million relative to the closing balance at February 29, 2016. By product category the increases in inventory are as follows in USD millions:

Closing inventory February 29, 2016	22.7
Increase in Harmony Enhanced	1.6
Decrease in Horizon Compact Plus	(0.4)
Decrease in inventory held for customer support & warranty	(0.4)
Decrease in Hub800	(0.4)
Other	0.2

Net Change in Inventory	0.6

Ending inventory at May 31, 2016	23.3

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by our primary contract manufacturer at May 31, 2016 was $15.3 million (February 29, 2016–$16.8 million).

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $0.7 million between February 29, 2016 and May 31, 2016 primarily due to continued spending constraints. We continue to extend the payment terms with our vendors as we manage the business with limited cash resources.

Debt Facility

        We established an asset based credit facility with Comerica Bank and Export Development Canada which was extended on January 6, 2014 and matured on June 1, 2016. We have had in place a forbearance agreement (our third) related to this credit facility, which will expire on August 1, 2016. Under the forbearance agreement we are required to hold a minimum of $0.8 million at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40.0 million to $30.0 million, includes other compliance requirements and implements more frequent monitoring. We are working closely with our lenders to establish a new long term debt facility.

        Over the past twelve month period, we have reduced the balance of the debt facility by $14.8 million from $33.7 million at May 31, 2015 to $18.9 million at May 31, 2016. (February 29, 2016–$22.2 million) We also had $1.9 million outstanding against our letter of credit facility at May 31, 2016 (February 29, 2016–$1.9 million).

        The credit facility is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three months ended May 31, 2016 the weighted average debt outstanding was $19.8 million (three months ended May 31, 2015–$32.6 million) and we recognized $0.4 million in interest expense related to the debt facility (three months ended May 31, 2015–$0.5 million).

        Subsequent to May 31, 2016 we repaid $1.8 million on the debt facility.

Equity Offerings and Use of Proceeds

2016 Equity Offering

        On April 11, 2016, we issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares (the "2016 Warrants") exercisable at an exercise price of $8.50 until April 11, 2021 (the "2016 Equity Offering"). The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million (net proceeds of $4.0 million). The warrants are not exercisable until October 12, 2016. The proceeds from the 2016 Equity Offering are expected to be used for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

        Upon issuance, we recognized a liability in the amount of $1.2 million for the 2016 Warrants.

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant (each whole warrant a "2014 Warrant"). On a pre-Consolidation basis, each whole 2014 Warrant entitled the holder to purchase one common share of the Company at an exercise price of CAD$2.25 per share until August 1, 2016, subject to certain standard adjustments. Subsequent to the Consolidation, 25 whole 2014 Warrants entitle the holder to purchase one common share of the Company at an exercise price of C$56.25 per share.

        Upon issuance, we recognized a liability in the amount of $2.6 million for the 2014 Warrants.

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant (each whole warrant a "2013 Warrant"). Each whole warrant 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Equity Offering was changed to $1.30 per share (on a pre-Consolidation basis). Subsequent to the Consolidation, 25 whole 2013 Warrants entitle the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the 2016 Equity Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $6.76 per share.

        As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants.

Commitments as at May 31, 2016

        Future minimum operating lease payments as at May 31, 2016 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$986	$840	$146	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The following tables show common share activity in the three months ended May 31, 2016.

Common Shares
Balance at February 29, 2016	3,020,069

Public Offering	599,998

Other	500

Balance at May 31, 2016	3,620,567

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three months ended May 31, 2016
	Options	Weighted Average Exercise Price (CAD)
Options outstanding at February 29, 2016	276,728	$32.82
Granted	82,025	$6.22
Exercised	(288)	$3.00
Forfeited	(16,205)	$131.67

Options outstanding at May 31, 2016	342,260	$21.79

        As at May 31, 2016 the following securities were issued and outstanding: 3,620,567 common shares, options to purchase 342,260 common shares granted under our Share Based Compensation Plan and 10,383,911 warrants exercisable for 703,355 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of July 13, 2016 the following securities were issued and outstanding: 3,626,313 common shares, options to purchase 332,245 common shares granted under our Share Based Compensation Plan, and 10,383,911 warrants exercisable for 703,355 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2016 a total of 166 common shares were purchased by employees at fair market value, while we issued 40 common shares as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2016 was $3 thousand (three months ended May 31, 2015–$3 thousand). The fair value of the unearned ESPP shares as at May 31, 2016 was $5 thousand (May 31, 2015–$13 thousand). The number of shares held for release, and still restricted under the ESPP at May 31, 2016 was 902 (May 31, 2015–553).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSU"s vested during the second quarter of fiscal year 2016 with the exception of 800 RSU's which were cancelled on April 14, 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2016	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$90,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2016	$2,500
Shanghai	China	Shanghai Lingang Economic	September, 2017	$20,800
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,430

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at May 31, 2016, we have provisions totaling $2.5 million on inventory held by contract manufacturers that we do not expect to be fully used.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2016	February 29, 2016
Assets held at fair value (A)	3,951	4,277
Loans and receivables (B)	15,057	19,110
Other financial liabilities (C)	40,735	44,434
Liabilities held at fair value (D)	1,051	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Includes warrant liability

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2016 for the warrants include a

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The April 11, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        As at May 31, 2016 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	929	929

        As at February 29, 2016, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2016 follows:

	Warrants	$
Balance at February 29, 2016	2,088,750	3
Warrant issuance	299,999	1,175
Fair value adjustment–warrant liability	—	(249)

Balance at May 31, 2016	2,388,749	929

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three months ended May 31, 2016 was $0.4 million on our cash, cash equivalents and debt facility (three months ended May 31, 2015–expense of $0.5 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2016 and May 31, 2015, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of May 31, 2016, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal increase in after-tax net loss for the three months ended May 31, 2016 (three months ended May 31, 2015–decrease of $37 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at May 31, 2016.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended May 31, 2016. These customers represented approximately 38% and 15% of sales (three months ended May 31, 2015–two customers represented 52% and 11%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended May 31, 2016), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2016 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in our disclosure controls and procedures as of May 31, 2016.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use (ROU) asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

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  Exhibit 99.3